Exhibit (a)(5)(D)

RIVIERA RESOURCES ANNOUNCES PRELIMINARY RESULTS OF ITS TENDER OFFER

HOUSTON, October 24, 2018 – Riviera Resources, Inc. (OTCQX: RVRA) (“Riviera” or the “Company”) announced today the preliminary results of its tender offer to purchase for cash up to 4,545,454 shares of its common stock (the “shares”) at a price of $22.00 per share, which expired at 11:59 p.m., New York City time, on Tuesday, October 23, 2018.

Based on the preliminary count by American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, approximately 9.8 million shares of the common stock were properly tendered and not properly withdrawn, including approximately 0.2 million shares that were tendered through notice of guaranteed delivery. The number of shares conditionally tendered was less than 0.2 million based on the preliminary count by the depositary. Riviera expects to accept for purchase a total of 6,062,179 shares of its common stock at a purchase price of $22.00 per share, for an aggregate purchase price of approximately $133 million. The shares expected to be acquired represent approximately 8% of the Company’s currently outstanding common stock. Included in the 6,062,179 shares that the Company expects to accept for purchase in the tender offer are 1,516,725 shares that the Company has elected to purchase, which election does not require the Company to amend or extend the tender offer pursuant to applicable SEC rules and regulations with respect to issuer tender offers.

“We continue to believe the Company’s shares are deeply undervalued and believe this tender offer is an optimal use of our available cash consistent with our strategy of maximizing value for our shareholders,” said David Rottino, President and Chief Executive Officer. “We have elected to increase the size of the tender by approximately $33 million to repurchase the maximum amount of shares specified in the Offer to Purchase.”

Funds affiliated with Fir Tree Capital Management LP, Elliott Associates, L.P., York Capital Management, L.P. and P. Schoenfeld Asset Management LP, which, immediately prior to the settlement of the tender offer, collectively beneficially own approximately 55% of the Company’s outstanding common stock, and all of the Company’s directors and executive officers, did not participate in the tender offer and did not tender any of their common stock.

The number of shares that Riviera will purchase from each tendering shareholder will be pro-rated. Based upon the preliminary count, Riviera estimates that the pro-ration factor for the shares would be approximately 62.1%. The number of shares tendered and not withdrawn and the pro-ration factor are preliminary and are subject to verification by the depositary and the proper delivery of all shares tendered (including shares tendered pursuant to guaranteed delivery procedures). The actual number of shares properly tendered and not properly withdrawn and the pro-ration factor will be announced promptly following the guaranteed delivery period and completion of the verification process. Promptly after such announcement, the depositary will issue payment for the shares properly tendered and accepted under the tender offer and will return all other shares tendered. Payment for shares will be made in cash, without interest. It is currently expected that payment for all shares purchased will be made on or about October 26, 2018.

Riviera may, in the future, decide to purchase additional shares in the open market subject to market conditions and private transactions, tender offers or otherwise subject to applicable law. Any such purchases may be on the same terms as, or on terms that are more or less favorable to stockholders than, the terms of the offer. Whether Riviera makes additional repurchases in the future will depend on many factors, including but not limited to its business and financial performance, the business and market conditions at the time, including the price of the shares, and other factors Riviera considers relevant.

D. F. King & Co., Inc. is acting as the information agent for the tender offer. Morgan Stanley & Co. LLC is acting as dealer manager. American Stock Transfer & Trust Company, LLC is acting as the depositary for the tender offer.

News Release for Informational Purposes Only

This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. The offer was made solely by the Offer to Purchase and the related Letter of Transmittal, as amended or supplemented. Stockholders and investors are urged to read the Company’s tender offer statement on Schedule TO filed on September 25, 2018 with the Securities and Exchange Commission (the “SEC”) in connection with the tender offer, which includes as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they contain important information. Each of these documents has been or will be filed with the SEC, and investors may obtain them for free from the SEC at its website (www.sec.gov); from D. F. King & Co., Inc., the information agent for the tender offer, by telephone at: (800) 249-7140 (toll-free), by email at: rvra@dfking.com or in writing to: 48 Wall Street, 22nd Floor, New York, NY 10005; or from Morgan Stanley & Co. LLC, the dealer manager for the tender offer, by telephone at: (855) 483-0952 (toll-free) or in writing to: 1585 Broadway, New York, NY 10036.

Forward-Looking Statements

Statements made in this press release that are not historical facts are “forward-looking statements.” These statements are based on certain assumptions and expectations made by the Company which reflect management’s experience, estimates and perception of historical trends, current conditions, and anticipated future developments. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause actual results to differ materially from those implied or anticipated in the forward-looking statements. These include risks relating to our financial and operational performance and results, low or declining commodity prices and demand for oil, natural gas and natural gas liquids, ability to hedge future production, ability to replace reserves and efficiently develop current reserves, the capacity and utilization of midstream facilities and the regulatory environment. These and other important factors could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Please read “Risk Factors” in the Company’s Registration Statement on Form S-1, Quarterly Report on Form 10-Q and other public filings. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information or future events.

ABOUT RIVIERA RESOURCES

Riviera Resources, Inc. is an independent oil and natural gas company with a strategic focus on efficiently operating its mature low-decline assets, developing its growth-oriented assets, and returning capital to its stockholders. Riviera’s properties are located in the Hugoton Basin, East Texas, North Louisiana, Michigan/Illinois, the Uinta Basin and Mid-Continent regions. Riviera also owns Blue Mountain Midstream LLC, a midstream company centered in the core of the Merge play in the Anadarko Basin.

CONTACT:

Riviera Resources, Inc.

Investor Relations

(281) 840-4168

IR@RVRAresources.com